Exhibit 99.2

ICECURE MEDICAL LTD.
CAESAREA, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 2, 2026

This proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on Monday, November 2, 2026 at 5:00 p.m. Israel time, or at any adjournment or postponement thereof, by means of remote communication, at the following link:

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https://teams.microsoft.com/meet/349648358702503?p=dbGcvXV8mxJQEpPtgj

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, November 2, 2026, at 6:30 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law, 5759-1999 (“Companies Law”), each of proposal Nos. 1, 2 and 4 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Each of proposal Nos. 3 and 5 described hereinafter requires the affirmative vote of shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the re-appointment of the external director (other than a personal interest that is not as a result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company if no other shareholder holds more than 50% of the voting rights in such company is also presumed to be a controlling shareholder. “Means of control” is defined as either: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

Broker Non-Votes

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Ordinary Shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 1 relating to the reappointment of the Company’s independent registered public accounting. However, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares of the Company through a bank or broker to instruct its bank or broker how to vote its Ordinary Shares of the Company, if the shareholder wants its Ordinary Shares of the Company to count for the Proposals.

Disclosure of Personal Interest by Shareholders

For purposes of Proposals No. 3 and 5 above, a shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest in any such proposals, and failure to do so disqualifies the shareholder from voting on Proposals No. 3 and 5 above. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to vote on Proposals No. 3 and 5 above (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or that there is a personal interest on the enclosed proxy card (if applicable) and should therefore contact our Chief Financial Officer, Mr. Meir Peleg, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: meirp@icecure-medical.com, who will advise you as to how to submit your vote for such proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals No. 3 and 5 above, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

Proposal No. 6 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Proposals for Additional Agenda Items

In accordance with Section 66(b) of the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to Mr. Meir Peleg, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: meirp@icecure-medical.com, no later than October 5, 2026.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Meir Peleg, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: meirp@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than October 23, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than October 28, 2026.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration UNTIL THE COMPANY’S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the re-appointment of independent auditor requires the approval of the shareholders of the Company.

On August 11, 2026, the Board of Directors authorized and approved, following the recommendation of the audit committee of the Board of Directors (the “Audit Committee”) recommendation dated February 5, 2026, the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, Certified Public Accountants (“Deloitte Israel”) as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, and the length of time it has served as an auditor of the Company.

The Board of Directors determined, pursuant to the recommendation of the Audit Committee, that Deloitte Israel’s compensation is reasonable.

For additional information on the fees paid by the Company for audit services in each of the previous two fiscal years, please see Item 16C, “Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 17, 2026.

The Board of Directors recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor of the Company, and to authorize the Board of Directors to determine their remuneration until the next annual general meeting of shareholders.”

The re-appointment of Deloitte Israel requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

to RE-APPOINT MR. YANG HUANG AS A CLASS I DIRECTOR ON THE BOARD OF DIRECTORS FOR A THREE-YEAR TERM, UNTIL THE 2029 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law and the Company’s amended and restated articles of association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least five (5) and not more than eleven (11) directors.

The Board of Directors currently consists of six (6) directors. At each annual general meeting of shareholders, the Company’s directors, other than the external directors, shall be elected exclusively at Annual General Meetings. At each Annual General Meeting, each of the successors elected to replace the directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

The Board of Directors approved the nomination of Mr. Yang Huang for re-appointment to the Board of Directors for a three-year term, until the 2029 Annual General Meeting of Shareholders and recommends that the shareholders re-appoint Mr. Yang Huang accordingly.

Mr. Yang Huang, whose professional background is detailed below, has informed the Company that he is willing, able and ready to serve as a director if re-appointed. Additionally, in accordance with the Companies Law, Mr. Yang Huang has certified to the Company that he meets all the requirements of the Companies Law for appointment as a director of a public company, possess the necessary qualifications and has sufficient time to fulfill his duties as a director on the Board of Directors, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future appointment of Mr. Yang Huang.

Mr. Huang is not entitled to any cash compensation as a director on the Board of Directors, was previously granted equity-based compensation for his services as a director on the Board of Directors after obtaining shareholder approval. Subject to the approval of Proposal 5 in this Meeting, Mr. Huang will be granted an additional equity-based compensation as later described herein.

In addition, subject to his re-appointment, Mr. Yang Huang shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors which is in accordance with the Articles and the Company’s amended compensation policy for directors and officers (the “Compensation Policy”).

Set forth below is certain biographical information regarding the background and experience of Mr. Yang Huang:

Yang Huang, Director

Mr. Yang Huang has served on the Board of Directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. He also served as business unit head for Stryker from September 2013 through January 2015 and as sales manager at Johnson & Johnson from October 2000 through August 2013. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Yang Huang as a Class I director on the Board of Directors for a three-year term, until the 2029 Annual General Meeting of Shareholders.”

The re-appointment of Mr. Huang to the Board of Directors requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 3

TO APPROVE AN EQUITY-BASED COMPENSATION GRANT TO MR. EYAL SHAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On August 10, 2026 and on August 11, 2026 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve the grant of Restricted Share Units (“RSUs”) which may be vested to Ordinary Shares, to Mr. Eyal Shamir, the Company’s Chief Executive Officer and a director, under the Company’s Amended and Restated 2024 Employee Equity Incentive Plan (the “2024 Plan”).

The recommended grant to Mr. Shamir consists of 404,901 RSUs (the “Grant of RSUs to Mr. Shamir”). The annual value of the Grant of RSUs to Mr. Shamir and its terms are in accordance with the Compensation Policy and amount to an annual value of approximately $1,328,075.

Terms of the Grant of RSUs to Mr. Shamir

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Vesting Schedule:    The RSUs granted to Mr. Shamir are subject to the following vesting schedule (the “Vesting Schedule of RSUs”): (i) one quarter (1/4) of the RSUs shall vest on the first anniversary following the Date of Grant (the “First Installment”); and (ii) the rest of the RSUs (3/4) shall vest in a total three-year period in 12 equal installments at the end of each quarter (every three months) following the First Installment.

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Acceleration Mechanism:    The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as “Deemed Liquidation”, as defined in the Compensation Policy, or in accordance with the 2024 Plan).

In the event of termination of employment between the Company and Mr. Shamir, any unvested RSUs at the time of such termination shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase up to 19,295 Ordinary Shares, and RSUs which may be vested to up to 23,783 Ordinary Shares (out of which as of this date, 8,766 were vested), granted to Mr. Shamir in aggregate in the past, subject to the approval of shareholders to the Grant of RSUs to Mr. Shamir, Mr. Shamir’s holdings will be equal to approximately 3,67% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Shamir, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder; and also considered, including, among other things: (i) factors enumerated in the Compensation Policy including the position, responsibilities, background and experience of Mr. Shamir; (ii) that the Grant of RSUs to Mr. Shamir is in accordance with the Compensation Policy terms; (iii) that the Grant of RSUs to Mr. Shamir constitutes fair and reasonable value; and (iv) Mr. Shamir’s contributions and achievements as the Company’s Chief Executive Officer, including marketing authorization from the U.S. Food and Drug Administration (“FDA”) for ProSense®. Additionally, Mr. Shamir has presided over the Company’s continued global growth, as evidenced by the increased utilization of its cryoablation system. Mr. Shamir has successfully overseen a strategy to raise the awareness of the Company’s cryoablation systems, including among the leading medical societies such as the American Society of Breast Surgeons, the Society of Interventional Radiologists and the Society of Interventional Oncologists.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Eyal Shamir, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN EQUITY-BASED COMPENSATION GRANT TO MR. RON MAYRON,

THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS

On August 10, 2026 and on August 11, 2026 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of RSUs which may be vested to Ordinary Shares, to Mr. Ron Mayron, the Company’s Chairman of the Board of Directors, under the 2024 Plan.

The recommended grant to Mr. Mayron consists of an aggregate amount of 230,577 RSUs (the “Grants of RSUs to Mr. Mayron”). The Grant of RSUs to Mr. Mayron will be granted in two tranches, as follows: (i) 166,577 RSUs shall be granted immediately following the shareholder approval at the Meeting (the “Immediate Grant”); and (ii) 64,000 RSUs shall be granted upon the completion of a financing transaction by the Company resulting in at least $6.5 million of gross proceeds to the Company (the “Second Grant”); provided that, at the time of grant, the annual value of the Second Grant and the dilution rate shall remain within the framework of the Compensation Policy.

The annual value of the Immediate Grant amount to an annual value of approximately $513,057 which is in accordance with the annual value terms specified in the Compensation Policy.

Terms of Grants of RSUs to Mr. Mayron

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Vesting Schedule:    The RSUs granted to Mr. Mayron (under the Immediate Grant and the Second Grant) are subject to the following vesting schedule (the “Vesting Schedule of RSUs”): (i) one quarter (1/4) of the RSUs shall vest on the first anniversary following the Date of Grant (the “First Installment”); and (ii) the rest of the RSUs (3/4) shall vest in a total three-year period in 12 equal installments at the end of each quarter (every three months) following the First Installment.

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Acceleration Mechanism:    The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as “Deemed Liquidation”, as defined in the Compensation Policy, or in accordance with the 2024 Plan).

In the event of termination of employment between the Company and Mr. Mayron, any unvested RSUs at the time of such termination shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase 10,487 Ordinary Shares and outstanding RSUs which may be vested to up to 9,554 Ordinary Shares (out of which as of this date 4,777 have vested), granted to Mr. Mayron in aggregate in the past, subject to the approval of shareholders to the Grants of RSUs to Mr. Mayron, Mr. Mayron’s holdings will be equal to approximately 2.04% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grants of RSUs to Mr. Mayron, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) the position, responsibilities, background and experience of the grantee; (ii) that the Grants of RSUs to Mr. Mayron is in accordance with the Compensation Policy terms; (iii) that the Grants of RSUs to Mr. Mayron constitutes fair and reasonable value; (iv) the fact that part of the RSUs (the Second Grant) shall be granted subject to the completion of a financing transaction by the Company is necessary to keep compliance with the Compensation Policy; (v) Mr. Mayron’s services and contribution to the Company in the form of providing guidance and leadership. Mr. Mayron, as Active Chairman of the Board of Directors, established the Company’s vision, and helped to develop the strategic plan that enabled the Company to achieve several key milestones over the past year, including marketing authorization from the FDA for ProSense®.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grants of RSUs to Mr. Ron Mayron, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO APPROVE AN EQUITY-BASED COMPENSATION GRANT TO MR. YANG HUANG,
A DIRECTOR OF THE COMPANY

Background

Mr. Yang Huang is a director of the Company and provides services to the Company’s controlling shareholder, Epoch Partner Investments Limited.

Under the Companies Law, arrangements concerning compensation of a Company’s controlling shareholder and his relatives, in accordance with or which exceed the terms of the Company’s Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders (in a Special Majority), in that order.

Grant of Equity-Based Compensation

On August 10, 2026 and on August 11, 2026, the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve a grant of RSUs to Mr. Yang Huang, a director of the Company.

The recommended grant to Mr. Huang consists of 60,000 RSUs(the “Grant of RSUs to Mr. Yang Huang”). The annual value of the Grant of RSUs to Mr. Huang and its terms are both in accordance with the Compensation Policy and amount to an annual value of approximately $184,800.

Terms of Grant of RSUs to Mr. Yang Huang:

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Vesting Schedule:    The RSUs granted to Mr. Yang Huang are subject to the following vesting schedule (the “Vesting Schedule of RSUs”): (i) one quarter (1/4) of the RSUs shall vest on the first anniversary following the Date of Grant (the “First Installment”); and (ii) the rest of the RSUs (3/4) shall vest in a total three-year period in 12 equal installments at the end of each quarter (every three months) following the First Installment.

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Acceleration Mechanism:    The Vesting Schedule of RSUs may be accelerated upon the occurrence of special events (such as “Deemed Liquidation”, as defined in the Compensation Policy or in accordance with the 2024 Plan).

In the event of termination of engagement between the Company and Mr. Huang, any unvested RSUs at the time of such termination shall expire immediately.

All other terms and conditions of the RSUs are in accordance with the 2024 Plan.

Together with the outstanding options to purchase 4,879 Ordinary Shares and outstanding RSUs which may be vested to up to 3,716 Ordinary Shares (out of which as of this date 1,858 have vested), granted to Mr. Huang in aggregate in the past, subject to the approval of shareholders to the Grant of RSUs to Mr. Huang, Mr. Huang’s holdings will be equal to approximately 0.56% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this proxy statement.

In recommending the approval of the Grant of RSUs to Mr. Yang Huang, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, including among other things: (i) that the Grant of RSUs to Mr. Huang is in accordance with the Compensation Policy; (ii) that the Grant of RSUs to Mr. Yang Huang constitutes fair and reasonable value; and (iii) Mr. Huang’s efforts and contribution to the Company’s operations in the People’s Republic of China and regulatory achievements in the People’s Republic of China, including clearance for the IceSense3 CryoProbes.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Yang Huang, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

In case Proposal 2 in this Meeting will not be approved and Mr. Huang will not be reappointed as a director of the Company, Proposal 5 will be cancelled.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND ANNUAL
REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2025, to the Company’s shareholders.

The Company’s annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), filed with the SEC on March 17, 2026, which includes the Company’s audited financial statements, is available on the SEC’s website at the following link:

https://www.sec.gov/Archives/edgar/data/1584371/000101376225003010/ea0235090-20f_icecure.htm

At the Meeting, shareholders will have an opportunity to review, ask questions about and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements. Therefore, this agenda item will not involve a vote by the shareholders and accordingly, there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 28, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 28, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors